Christopher R. Reidy
Executive Vice President, Chief Financial Officer
and Chief Administrative Officer
1 Becton Drive
Franklin Lakes, NJ 07417-1880
tel: 201-847-6347
fax: 201-847-5361
chris_reidy@bd.com

February 17, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cecilia Blye, Chief, Office of Global Security Risk

Re:	Becton, Dickinson and Company (“BD” or the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 23, 2016
File No. 1-04802

Dear Ms. Blye,

This letter is in response to your comments on the above filing contained in your letter of January 25, 2017. For reference, we have included the comments contained in your letter in bold text preceding each response.

General

1.
You stated in your letter to us dated March 7, 2014 that you were engaged in sales, and anticipated continued sales, to Sudan and Syria, countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, distributors, sales agents or other direct or indirect arrangements. You should describe any goods, technology, or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response to Comment 1:

A description of the Company’s contacts with Sudan and Syria is provided below.

Background

BD is a global medical technology company with over $12 billion in annual revenues that is advancing the world of health by improving medical discovery, diagnostics and the delivery of care. BD leads in patient and health care worker safety and the technologies that enable medical research and clinical laboratories. The Company provides innovative solutions that help advance medical research and genomics, enhance the diagnosis of infectious disease and cancer, improve medication management, promote infection prevention, equip surgical and interventional procedures, and support the management of diabetes.

Securities and Exchange Commission
February 17, 2017

BD is a New Jersey corporation headquartered in Franklin Lakes, New Jersey. The foreign affiliates of the Company that are pertinent to this inquiry are (1) Becton Dickinson B.V., an indirect wholly-owned subsidiary of BD organized under the laws of The Netherlands, with a representative office in Dubai, United Arab Emirates, and (2) Becton Dickinson International, a Belgian branch of Becton Dickinson B.V.

In accordance with BD’s purpose, Advancing the world of health, BD partners with organizations around the world, including the United Nations, to address some of the most challenging global health issues. The Company sells life-saving medical products to the United Nations, UNICEF, WHO (World Health Organization), and UNDP (United Nations Development Programme), to help strengthen healthcare systems and increase access to healthcare in the developing world.

The Company devotes significant resources to ensuring that its global trade is conducted in compliance with applicable economic sanctions and export control laws. The Company has a trade management system (the “Global Trade Management System”), which includes a Company policy and trade compliance procedures, to help ensure the Company’s compliance with U.S. economic sanctions and export controls administered by the U.S. Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department Bureau of Industry and Security (“BIS”). For U.S.-sanctioned countries such as Sudan and Syria, U.S. Government laws and regulations have established processes by which the Company’s products may be lawfully sold to these countries, to ensure appropriate medical treatment for all people, pursuant to U.S. Government licenses. These products, intended to be used for diagnosing and treating human illness and disease, are sold into sanctioned countries pursuant to U.S. Government licenses and through local, qualified distributors. The Company does not deal with the governments of Sudan and Syria or entities they control.

Becton Dickinson International is the legal entity for sales of BD medical products, which are shipped to Sudan or Syria from Becton Dickinson International’s Distribution Center in Temse, Belgium. These BD medical products include: injection system devices (syringes and needles), infusion therapy devices (catheters, infusion sets and accessories), insulin syringes and pen needles used by patients who require injection of insulin and other diabetes treatments regularly, blood collection systems and urine products for the safe collection and transport of blood and urine specimens to detect infectious diseases, fluorescence-activated cell sorters and analyzers, monoclonal antibodies and kits for performing cell analysis, and reagent systems.

The Company’s presence in Sudan and Syria

Since the end of the Company’s fiscal year ending September 30, 2013, the Company has not had any (i) subsidiaries, affiliates, offices, investments or employees in Sudan or Syria, (ii) agreements or commercial arrangements or, to the knowledge of the Company, any other contacts with the governments of Sudan or Syria or any entities controlled by such governments, or (iii) direct sales of products or services into Sudan or Syria.

Company sales to Sudan and Syria

During the Company’s 2014, 2015 and 2016 fiscal years, and the first quarter of its 2017 fiscal year, the Company’s sales of products to Sudan and Syria were as described below.

Sudan

The Company sells very small amounts of medical products to entities in Sudan, which sales are made pursuant to U.S. Government licenses. Total sales for fiscal years 2014, 2015 and 2016, and through our first fiscal quarter ended December 31, 2016, were $1,353, $482, $79,924 and $0, respectively. These sales were to support programs by Médecins Sans Frontières (Doctors Without Borders), WHO, and UNICEF. To the best of the Company’s knowledge, information and belief, the sales into Sudan were made in compliance with the Company’s Global Trade Management Program and complied with applicable laws and regulations.

Securities and Exchange Commission
February 17, 2017

Syria

The Company sells very small amounts of medical products into Syria, which sales are made pursuant to U.S. Government licenses. Total sales for fiscal years 2014, 2015 and 2016, and through December 31, 2016, were $14,375, $1,010, $0 and $0, respectively. These sales were through independent, third-party distributors, which, in turn, distribute the products to end-users. During this time frame, the Company also sold medical products to the United Nations Development Programme in Syria. To the best of the Company’s knowledge, information and belief, the sales into Syria were made in compliance with the Company’s Global Trade Management Program and complied with applicable laws and regulations.

The Company anticipates continued sales into Syria and Sudan, and will seek and obtain any required U.S. and other government licenses or other authorizations to conduct such activities, in full compliance with applicable laws. The Company reviews its export activities on a regular basis to ensure compliance with applicable economic sanctions and export control laws, and mandates trade compliance training for all associates involved in the export, re-export or transfer of products, materials or technology originating from any BD location and shipped or transferred to any customer, vendor or distributor worldwide.

2.
Please discuss the materiality of any contacts with Sudan, and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, and Syria.

Response to Comment 2:

As discussed below, based on our assessment of both quantitative and qualitative factors, the Company believes its business activities in Sudan and Syria described in response to the foregoing comment are not material to BD. We believe these activities are unlikely to give rise to any significant adverse investor reaction due to the limited extent of the activities, the humanitarian nature of the products sold, and the Company’s comprehensive trade compliance program.

Quantitative Analysis

As stated previously, the Company has no physical presence in Sudan and Syria. The Company’s sales into Sudan and Syria during these periods are not quantitatively material to a reasonable investor. The combined sales to these countries for fiscal years 2014, 2015 and 2016, and during the first quarter of fiscal year 2017, were $15,728, $1,492, $79,924, and $0, respectively. In contrast, the Company’s reported consolidated revenues for fiscal years 2014, 2015 and 2016 were approximately $8.45 billion, $10.28 billion and $12.48 billion, respectively. The Company’s combined sales into these countries accounted for a very small amount of the Company’s consolidated revenues during these periods, and the Company respectfully submits that our business activities in Sudan and Syria are quantitatively immaterial to our business.

Securities and Exchange Commission
February 17, 2017

Qualitative Analysis

The Company is dedicated to improving people’s health and sells life-saving medical products to the United Nations and healthcare facilities for patient treatment and medical research throughout the world, including Sudan and Syria. The products are sold in these countries through local, qualified distributors, and the Company does not deal directly with the governments of Sudan or Syria. The Company also works to comply with applicable trade laws and regulations relating to sales into Sudan and Syria. During the periods discussed in this letter, BD has had in place a Global Trade Management System that helps ensure compliance with these trade laws and regulations.

In light of the humanitarian nature of these products and the healthcare professionals and patient communities that benefit from our products, and the Company’s strong compliance program, the Company does not believe that these activities have or will materially affect our reputation or constitute a material investment risk to our shareholders. The Company is not aware of any other factor that would cause sales into Sudan or Syria to be considered material from a qualitative perspective.

We are aware some investors may be sensitive to sales in sanctioned countries, and that state and municipal governments and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In this regard, we have not experienced any significant adverse reaction by investors to our activities in these countries, and, given the relatively small amount of these sales and the humanitarian purpose for which our products are used, we do not anticipate that our sales in Sudan or Syria will result in any adverse impact on investor sentiment in the future.

If you would like to discuss these responses, please call me at (201) 847-6347.

Very truly yours,

/s/ Christopher Reidy
Christopher Reidy
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

cc:    Securities and Exchange Commission
Pradip Bhaumik, Special Counsel
Amanda Ravitz, Assistant Director, Division of Corporation Finance

Becton, Dickinson and Company
Vincent A. Forlenza, Chairman, Chief Executive Officer and President
Jeffrey S. Sherman, Executive Vice President and General Counsel
Gary DeFazio, Senior Vice President and Corporate Secretary